FILED BY KERR-MCGEE CORPORATION
                                                  PURSUANT TO RULE 425 UNDER THE
                                         SECURITIES ACT OF 1933 AND DEEMED FILED
                                               PURSUANT TO RULE 14A-12 UNDER THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                      SUBJECT COMPANY:  WESTPORT RESOURCES CORP.
                                              SECURITIES ACT FILE NO. 333-114886

Set forth below is a memorandum sent by David Hager to employees of Kerr-McGee Corporation in connection with the merger of Kerr-McGee Corporation and Westport Resources Corporation.



[GRAPHIC OMITTED][GRAPHIC OMITTED]


To:      All Kerr-McGee Employees

From:    Dave Hager, Senior Vice President of Oil & Gas

Date:    May 26, 2004

     Following the Kerr-McGee/Westport Resources merger announcement, a transition team was formed with members from both companies. During the past few weeks, the team has been collecting and consolidating information on both companies and identifying synergies, with a goal of saving $40 million annually.

     In addition, the team has completed much of the new organizational structure, and discussions regarding potential positions are under way with employees from both companies. At this time, we are announcing the management teams reporting to my direct reports. The management team for Oil & Gas remains the same as we announced in April. Current Westport employees will not assume their new Kerr-McGee position until the merger is completed.

Following are my direct reports and their reports:

Tim Martin, vice president, exploration and development - international
o    Michael Verm, vice president of Kerr-McGee China Petroleum Ltd. (Beijing)
o    Peter Addy, director of international deepwater development
o    Dave Christian, vice president of international land and negotiation
o    Bronwyn Clear, director of international exploration
o    Steve Daines, director of U.K. exploration (Aberdeen)
o    Joanne Heather, manager of planning

Chuck Meloy, vice president, exploration, production and development - Gulf of Mexico
o    Jeff Dunstone, director of Gulf of Mexico production
o    Craig Koontz, director of Gulf of Mexico development
o    Frank Patterson, vice president of Gulf of Mexico exploration
o    John Roffers, director of business development
o    Mike Stockinger, vice president of drilling
o    Don Vardeman, director of facility engineering
o    Jim Bryan, director of Gulf of Mexico land

Darrell Hollek, vice president, exploration, production and development - U.S. onshore
o    Jim Kleckner, vice president of Rocky Mountain exploration and production.
o Grant Henderson, vice president of Mid-Continent, Gulf Coast exploration and production

Terence Jupp, vice president and managing director - U.K. operations. Terence's direct reports are:
o    Bart Boudreaux, director of drilling
o    Alan Curran, director of development
o    Ian Sharp, director of production
o    Harry Yorston, director of human resources and business services

Joe Flake, vice president of business services. Joe's direct reports are:
o    Lori Downey, manager of business planning
o    Andy Houser, vice president of marketing and materials
o    Kurt McCaslin, director of technology
o    Paul Morris, director of strategic planning
o    John Ford, director of reserves management

Susan Burke (Lloyd), vice president of environmental, health and safety, and supply chain initiatives. Reporting to Susan are:
o    Stuart Wittenbach, manager of environmental, health and safety
o    Personnel associated with supply chain programs

Doug Lawler, director of business analysis. Doug focuses on business analysis and strategy, reporting to me.

     In addition to the above, the Oil & Gas senior management team includes three members of Shared Services departments who have an indirect reporting relationship to me. They are adding new positions to their staffs as a result of the merger. Following are my indirect reports and their staff members:

Joe Moore, director of human resources and administration for Oil & Gas, reports to Fran Heartwell, vice president of human resources. Reporting to Joe are:
o    Patty Sweeney, manager of human resources - Rocky Mountain Region (Denver)
o Jeff Rehwald, manager of human resources - Gulf of Mexico exploration and production groups, Mid-Continent and Gulf Coast areas
o Linda Jeter, manager of human resources - business services; exploration; environmental, health and safety; and supply chain management
o    Lucho Vizcardo, advisor, compensation
o Marianne Switzer, advisor, organizational development and training and development

Tim Blaine, vice president and controller for Oil & Gas, reports to Mike Rauh, vice president and controller. Reporting to Tim are:
o    Cindy Birdsong, manager of financial reporting
o    Russell Boath, finance director, U.K. operations (Aberdeen)
o    Armando Chincarini, manager of internal controls/special projects
o    Eddie Cox, director of operations accounting
o    Monte Hamblin, finance director, China operations (Beijing)
o    Darrell Havill, supervisor of international accounting
o    Mike Morella, finance director, Rocky Mountain operations (Denver)

Bill Layton, vice president and general counsel for Oil & Gas, reports to Greg Pilcher, senior vice president, general counsel and corporate secretary. Reporting to Bill are:
o    Joe Callaway, senior counsel (Dallas)
o    Robin Baxter, director of legal and supply chain management (Aberdeen)
o    Jeff Fiske, senior counsel (Denver)
o    Kevin Gottshall, staff counsel
o    Tom Kendall, senior counsel
o    Carlos Salazar, senior counsel
o    Eric Sigsbey, senior counsel (Austin)
o    Rand Sterling, senior counsel

     I want to thank our new management team members for agreeing to serve in leadership roles in our merged organization. Please join me in welcoming our new employees and congratulating those taking on new roles.

     We will strive to complete the organizational structure and the placement of personnel within the next several weeks. All employees impacted should know their individual situation by mid-June. While the integration process is under way, your continued focus on daily activities is essential to achieving our business goals. We will keep you updated on developments. In the meantime, if you have questions, please e-mail Jeff Rehwald, Oil & Gas Human Resources in Houston, at jrehwald@kmg.com. Questions will be researched, answered and addressed in future communications.


                          IMPORTANT LEGAL INFORMATION

     THIS MEMORANDUM IS NOT AN OFFER TO SELL THE SECURITIES OF KERR-MCGEE CORPORATION AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES.

     INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION.

     Kerr-McGee Corporation has filed a Registration Statement on Form S-4/A with the U.S. Securities and Exchange Commission (SEC) containing a definitive joint proxy statement/prospectus regarding the proposed transaction between Kerr-McGee Corporation and Westport Resources Corporation. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents filed or furnished by Kerr-McGee Corporation or Westport Resources Corporation with the SEC at the SEC's website, www.sec.gov. Copies of the definitive joint proxy statement/prospectus and other documents filed or furnished by Kerr-McGee Corporation or Westport Resources Corporation may also be obtained for free by directing a request to Kerr-McGee Corporation, Attn: Corporate Secretary, P.O. Box 25861, Oklahoma City, Oklahoma 73125 or to Westport Resources Corporation, Attn: Investor Relations, 1670 Broadway, Suite 2800, Denver, Colorado 80202.

     Kerr-McGee, Westport Resources and their respective directors and officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction involving Kerr-McGee and Westport Resources. Information regarding Kerr-McGee's and Westport Resources' directors and officers and a description of their direct and indirect interests, by security holdings or otherwise, is available in the definitive joint proxy statement/prospectus contained in the above referenced Registration Statement on Form S-4/A filed with the SEC on May 18, 2004.